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                               February 22, 2021

       Jay R. Bloom
       Chief Executive Officer
       GX Acquisition Corp.
       1325 Avenue of the Americas, 25th Floor
       New York, NY 10019

                                                        Re: GX Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed January 25,
2021
                                                            File No. 333-252402

       Dear Mr. Bloom:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Risk Factors, page 41

   1. Please revise this section to relocate any generic risk factors you present to the end of the section, under the
caption "General Risk Factors." See Item 105(a) of Regulation S-K.
       GX   s Board of Directors    Reasons for the Approval of the Business
Combination, page 119

   2. In the Financial Condition bullet on page 120, please describe in greater detail all material analyses the
board relied upon in evaluating the financial aspects of the business combination, including
the valuations and public company comparables mentioned in this bullet point. If there
were any analyses that did not support the fairness of the transaction, please include
appropriate disclosure. Please also include a description of the any financial analyses
prepared by the Company's financial advisors.
 Jay R. Bloom
GX Acquisition Corp.
February 22, 2021
Page 2
Potential Actions to Secure GX   s Requisite Stockholder Approvals, page 122

3.       You describe potential purchases    in connection with the stockholder
vote    and state that
         insiders would    not make any such purchases when they are in
possession of any material
         non-public information not disclosed to the seller of such shares. First, tell us whether the insiders plan to approach these individuals prior to the shareholder vote and whether they would then be soliciting proxies. Clarify whether, if in possession of material non-
         public information, they would then disclose that information to the seller and consummate the purchase, and if so, tell us how they would prevent further dissemination of the material non-public information. Finally, add a risk factor that some public shareholders seeking redemption may receive higher compensation, in excess of the per share pro rata portion of the Trust Account, if they are solicited for these private transactions.
Conditions to Closing; Termination, page 139

4. Please identify the closing conditions that are subject to waiver here and in the related risk factor on page 81.
Proposal Nos. 2-5     The Charter Proposals, page 152

5. Revise this section to separate the discussions of Proposals 3 and 4 so that investors may understand the two differ and how they differ. In doing so, describe the contents of
         Articles V, VI and VII of the Proposed Charter so security holders can determine whether they believe those provisions warrant supermajority voting protection. Revise the discussion of Proposal 5 to more specifically explain what charter provisions related to
         GX   s status as a blank check company will no longer be relevant and why.
Reasons for the Amendments to GX   s Existing Charter, page 153

6. Please revise to state specifically whether you have any plans, proposals or arrangements, other than for the completion of the Business Combination, to issue any of the additional authorized shares of capital stock that would be available as a result of the proposed increase in the number of authorized shares. If there are any such plans, please describe them.
Information About Celularity, page 166

7.     Revise the graphic on page 168 to delete the reference to placental
based cells    allow[ing]
       for improved safety profile.    Below the graphic, you state Celularity
 s cells offer greater
          persistence, potency and acceptance.    Please remove all statements
suggesting that your
FirstName LastNameJay R. Bloom
       product candidates are safe or effective. Safety and efficacy determinations are solely
Comapany    NameGX
       within          Acquisition
               authority           Corp.
                         of the FDA.  As your product candidates have not
received approval, it is
       premature
February  22, 2021toPage
                     state2or suggest that they are safe or effective or have improved safety.
FirstName LastName
 Jay R. Bloom
FirstName  LastNameJay
GX Acquisition  Corp. R. Bloom
Comapany22,
February   NameGX
             2021 Acquisition Corp.
February
Page 3 22, 2021 Page 3
FirstName LastName
Product Candidate Pipeline and Development Strategy, page 174

8.       You disclose here that    Celularity licenses the CD19 receptor
construct and associated
         CARs utilized in CyCART-19 from Sorrento, as discussed below in the section entitled
            Collaboration and Licensing Agreements.    Please revise this
section to clarify the rights
         reserved by Sorrento under the license agreement and explain Sorrento's control, influence and role, which appears to be greater than what is disclosed in this section.
9. Revise the graphics throughout this section, particularly those on pages 178, 180-82 so that all the fonts are large enough to be legible.
10. Throughout this section, for each product candidate for which Celularity has not submitted an IND, balance any statements regarding timing of the start of Phase 1 or later studies with disclosure that there is no assurance the IND will be approved, will be approved on the time frame contemplated or that the studies will be permitted to being in the anticipated time frame.
11. On page 182 you describe the planned Phase 2 trial as "pivotal." Please clarify what you mean by pivotal in this instance. Additionally, we note in this section that the Phase 2 trial for CYNK-001 in AML patients is in the planning stages; however the pipeline tables elsewhere in the prospectus show that Phase 2 for this indication is more than 50%
         completed. Please reconcile.
Licensing Agreements, page 184

12. Revise the disclosure of the Celgene agreements to clarify what products they address,
         including the    certain programs    to which the milestone payments
relate and otherwise
         clarify the material terms of the agreements.
13. Please revise the discussion of the Sorrento license agreement to provide additional details including:

                the products licensed under the agreement and an explanation of what technology is licensed to Celularity and what is retained by Sorrento;
                each party's rights and obligations under the agreement, including further information
              regarding Celularity   s obligations to develop and commercialize
licensed products;
                specify within ten percentage points the royalty rate, rather than a "low double digit percentage" royalty; and
                the aggregate amounts paid to date under the agreement. Manufacturing, page 184

14. Clarify what manufacturing Celularity handles in house and what it contracts out to
         CMOs.
 Jay R. Bloom
FirstName  LastNameJay
GX Acquisition  Corp. R. Bloom
Comapany22,
February   NameGX
             2021 Acquisition Corp.
February
Page 4 22, 2021 Page 4
FirstName LastName
Intellectual Property, page 185

15.      For each of Celularity   s patent families, please disclose the
product candidates and
         technologies to which such patents relate, whether they are owned or licensed, the type of patent protection, the applicable jurisdictions and whether there are any contested proceedings or third-party claims. We also note patents related to your placental-derived
         ASCs have upcoming expiration dates in 2021. Please discuss whether you expect the expiration of these patents to have a material effect on your business.
Certain Celularity Relationships and Related Party Transactions, page 226

16. File the agreements disclosed in this section as exhibits as required by Item 601(b)(10)(ii)
         of Regulation S-K, or tell us why you believe they are not required to be filed.
Celgene License and Contingent Value Rights Agreements, page 228

17. Please specify the programs the are covered by the CVR Agreement and whether any payments under the agreement have been made to date.
Security Ownership of Certain Beneficial Owners and Management, page 283

18. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by the entities named in the table. Refer to Item 403 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jenn Do at (202) 551-3743 or Kate Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact
Abby Adams at (202) 551-6902 or Chris Edwards at (202) 551-6761 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      C. Michael Chitwood, Esq.